FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 15, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 80th EXTRAORDINARY MEETING OF THE BOARD OF
DIRECTORS

DATE, PLACE AND TIME: April 10, 2013 at 9:00 a.m. at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo. QUORUM: the majority of the members. CHAIR: Abilio dos Santos Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: the majority of the current effective members. Initial Clarifications: 1. Investiture – The members elected at the Company’s Extraordinary and Annual General Meeting held on April 9, 2013 were installed in their respective positions. Resolutions: 2.  The Chairman, Abilio Diniz, presented a vision of the Company’s new cycle based on the creation of value through the continuing development of the principal strengths of the Company – brands, position of leadership, consumer oriented, product innovation, efficient distribution and production chains and a global presence.  On a unanimous vote of those present, the directors approved the setting up of a temporary advisory committee to the Board of Directors, non-deliberative in nature, to help it in the development and monitoring of the initiatives for creation of value in the Company and made up of Messrs. Abílio Diniz, Sérgio Rosa, Walter Fontana and Pedro Faria. The constitution of the other advisory committees to the Board of Directors as well as the nomination of their respective members will be decided on the occasion of the next meeting.  3. Other internal company matters. São Paulo-SP, April 10, 2013. Abilio dos Santos Diniz, Chairman; Sérgio Rosa – Vice Chairman; Carlos Fernando Costa; Décio da Silva; José Carlos Reis Magalhães Neto; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Paulo Assunção de Sousa; Pedro de Andrade Faria; Walter Fontana Filho;

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 15, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director